VIA FEDERAL EXPRESS	April 27, 2018
Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd. Response to Staff Comment Letter dated March 21, 2018 regarding Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted March 12, 2018 CIK No: 0001601669
Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 21, 2018 (the “Comment Letter”) in connection with Amendment No. 5 to the Company’s draft Registration Statement on Form S-1, which the Company confidentially submitted on March 12, 2018 (as so amended, the “Registration Statement”).
Financial Statements of Watford Holdings Ltd.
Note 6. Reserve for losses and loss adjustment expenses, page F-17
1. Please revise to address the following regarding your disclosure that your casualty reinsurance experienced net unfavorable development of $33.8 million primarily due to the U.K. Ministry of Justice's reduction of the discount rate known as the "Ogden" rate and adverse development on certain large multi-line and professional liability contracts:
• Revise this note or in your MD&A on pages 106-107 to separately quantify the impact of the change in the Ogden rate from the other adverse development on multiline and professional liability contracts.
• Revise to provide the disclosure required by ASC 944-40-50-5 regarding your loss and loss adjustment expenses that are shown at present value.
Company Response:
In response to the Staff’s comment contained in the first bullet-point above, in the next submission or filing of the Registration Statement, the Company will revise the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") disclosure in the "2017 versus 2016" subsection noted by the Staff by adding the following underlined language:
"The net unfavorable prior year development was driven by casualty reinsurance and other specialty reinsurance contracts. Casualty reinsurance experienced net unfavorable development of $12.6 million on our U.K. Motor excess-of-loss portfolio primarily due to the U.K. Ministry of Justice’s reduction of the

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Ms. Westbrook
Ms. Jaskot	Page 2
April 27, 2018

discount rate known as the “Ogden” rate, used to determine the present value of future medical costs and lost earnings when determining lump-sum court awards. The Ogden rate was reduced from 2.5% to negative 0.75%, and this change resulted in claims development in 2017 being higher than expected. Casualty reinsurance experienced an additional net unfavorable development of $21.2 million, driven by adverse development on certain multi-line and professional liability contracts.
Other specialty reinsurance experienced net unfavorable development of $5.2 million primarily due to worse than expected emergence on nonstandard and U.K. motor quota share contracts. The remaining lines had net favorable prior year development of $2.2 million due to better than expected emergence of reported losses."
In response to the Staff’s comment contained in the second bullet-point above, the Company advises the Staff that it does not currently discount its reserves and therefore the disclosure required by ASC 944-40-50-5 is not applicable. But for clarification, in the next submission or filing of the Registration Statement, the Company will revise the disclosure in its MD&A "Reserves for losses and loss adjustment expenses" subsection by adding the following underlined language:
"We are required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for losses and loss adjustment expenses, or “loss reserves,” that arise from the business we underwrite. Loss reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured or reinsured events which have occurred at or before the balance sheet date. Loss reserves do not reflect contingency reserve allowances to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial. We do not currently discount our reserves for losses and loss adjustment expenses in our financial statement presentation."
Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance US LLP, 31 West 52nd St., New York, NY 10019, Attention: Per B. Chilstrom, Esq.

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Ms. Westbrook
Ms. Jaskot	Page 3
April 27, 2018

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom
cc:     Securities and Exchange Commission
Keira Nakada
Kevin Vaughn

Watford Holdings Ltd.
John F. Rathgeber

Clifford Chance US LLP
Gary D. Boss

Davis Polk & Wardwell LLP
Richard D. Truesdell, Jr.
Shane Tintle

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